SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Forward Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

349862409

(CUSIP Number)

Terence Bernard Wise

700 Veterans Memorial Hwy, Suite 100

Hauppauge, NY 11788

(631) 547-3055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349862409	Schedule 13D/A	Page 2 of 5

1. NAMES OF REPORTING PERSONS
Terence Bernard Wise
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7. SOLE VOTING POWER
220,104 (1)(2)
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
220,104 (1)(2)
10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
220,104 (1)(2)
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99% (3)
14. TYPE OF REPORTING PERSON
IN

(1)	Represents (i) 181,394 shares of Common Stock held by the Reporting Person, including vested stock options and (ii) shares of Common Stock underlying Series A-1 Convertible Preferred Stock held by the Reporting Person convertible within 60 days, subject to a 19.99% beneficial ownership limitation.
(2)	Does not include shares of the Issuer’s Common Stock underlying Series A-1 Convertible Preferred Stock held by the Reporting Person due to the 19.99% beneficial ownership limitation.
(3)	Based on 1,101,069 shares of Common Stock outstanding based upon information provided by the Issuer. The numbers in this 13D/A give effect to the Issuer’s reverse stock split that became effective on June 18, 2024.

CUSIP No. 349862409	Schedule 13D/A	Page 3 of 5

EXPLANATORY NOTE

This Amendment No. 9 on Schedule 13D/A (this “Amendment”) is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons (as defined below) and relates to the Common Stock, par value $0.01 per share, of Forward Industries, Inc. (the “Issuer”). This Amendment is being filed as a result of a change in the Reporting Person’s beneficial ownership of the Common Stock, and in the total number of shares of the Issuer’s issued and outstanding common stock and amends and supplements Amendment No. 8 to the Schedule 13D and all previous filings on Schedule 13D.

Item 1.	Security and Issuer.

This Amendment to Schedule 13D relates to the Common Stock, par value $0.01 per share, of Forward Industries, Inc., a New York corporation. The Issuer’s principal executive offices are located at 700 Veterans Memorial Hwy, Suite 100, Hauppauge, NY, 11788.

Item 2.	Identity and Background.

(a) This Amendment is filed on behalf of an individual, Terence Bernard Wise (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 700 Veterans Memorial Hwy, Suite 100, Hauppauge, NY, 11788.

(c) The present principal occupation of the Reporting Person is Chief Executive Officer of the Issuer. The Reporting Person is also the principal and owner of Forward Industries Asia-Pacific Corporation (“Forward China”) and principal and Chairman of The Justwise Group Ltd.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Wise is a citizen of the United Kingdom.

Item 3.	Source or Amount of Funds or Other Consideration.

The securities were acquired through a private transaction pursuant to an Account Payables Conversion Agreement under which the Issuer issued Series A-1 Convertible Preferred Stock to the Reporting Person for Forward China’s forgiveness of monies owed to it by the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Series A-1 Convertible Preferred Stock and, in turn, shares of the Issuer’ Common Stock representing the conversion of the Series A-1 Convertible Preferred Stock, pursuant to an Account Payables Conversion Agreement under which Forward China agreed to convert money owed to it by the Issuer into shares of Series A-1 Convertible Preferred Stock. The Reporting Person does not have any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 349862409	Schedule 13D/A	Page 4 of 5

Item 5.	Interest in Securities of the Issuer.

(a)	Based on 1,101,069 shares of Common Stock outstanding based upon information provided by the Issuer. The numbers in this 13D/A give effect to the Issuer’s reverse stock split that became effective on June 18, 2024.

(b)	The Reporting Person is the beneficial owner of 220,104 shares of the Issuer’s Common Stock, representing 19.99% of the issued and outstanding shares of Common Stock. The Reporting Person has sole voting power over all shares owned by him and sole dispositive power over all the shares owned by him.

(c)	In the 60 days prior to this filing, the Reporting Person has not acquired any of the Issuer’s Common Stock.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Account Payables Conversion Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Forward Industries, Inc. with the SEC on July 8, 2024)

CUSIP No. 349862409	Schedule 13D/A	Page5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

July 11, 2024	/s/ Terence Bernard Wise
Date	Terence Bernard Wise